Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

May 20, 2026

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B:

CLEARSTREAM BANKING AG – Entity Name changed to CLEARSTREAM EUROPE AG in Custody, Clearance, or Settlement entity

STANDARD CHARTERED BANK, DIFC BRANCH – Added as Custody, Clearance, or Settlement entity

WEMATCH.LIVE FS LTD – Added as Execute or Trade entity

LIMPID MARKETS LTD – Added as Execute or Trade entity

KEY CAPITAL PARTNERS AGENCIA DE VALORES SA – Added as Execute or Trade entity